

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2026

Michael McGarrity
Chief Executive Officer
MDxHealth SA
CAP Business Center
Zone Industrielle des Hauts-Sarts
4040 Herstal, Belgium

      Re: MDxHealth SA
           Registration Statement on Form F-3
           Filed December 29, 2025
           File No. 333-292463

Dear Michael McGarrity:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Sawicki at 202-551-7153 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Mark Busch, Esq.